MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

June 12, 2006

3.	News Release

A news release dated June 12, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on June 12, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On June 12, 2006, TransGlobe announced an expanded 2006 capital budget and operational update.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

June 13, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
AN EXPANDED 2006 CAPITAL BUDGET AND OPERATIONS UPDATES

Calgary, Alberta, Monday, June 12, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announces an expanded 2006 capital budget and operational update.

EXPANDED 2006 CAPITAL BUDGET

TransGlobe has increased the 2006 capital budget to US$54 million, up from the initial budget of US$45 million. The increases are:

  A 610 square kilometer 3-D seismic program in the southern area of Block S-1, Republic of Yemen. This is expected to start recording in July 2006 with completion in Q-2 2007.
  Completion of work on the Block S-1 Central Production Facility (“CPF”) to expand the capacity from the current 11,500 Bopd to 15,000 Bopd, with increased gas injection.
  Installation of an early production system at the Godah discovery on Block 32. Republic of Yemen. This will allow production of 2,000 to 4,000 Bopd (275 to 550 Bopd to TransGlobe) commencing in Q-4 2006. In addition, a 14 mile (23 km) 10 inch pipeline will be constructed to connect the Godah field to the Tasour CPF. A facility expansion of the Tasour CPF will be carried out to allow development of the Godah field in mid 2007.

The expanded 2006 budget is anticipated to be funded entirely from cash flow and working capital. In addition the Company has recently expanded its credit facility to US $25 million (undrawn).

OPERATIONS UPDATE:

Block S-1, Republic of Yemen (25% working interest)

The An Nagyah #22 lower Lam B appraisal well has reached a total depth of 2,171 meters and been suspended as a potential Lam B oil producer or water injection well, having encountered both oil and water bearing sands in the horizontal section. The rig is scheduled to move to Wadi Bayhan to drill an exploration well on the western side of the block. The Wadi Bayhan location is an Alif and Lam prospect with an underlying Basement structure. The well is planned to be drilled into the Basement structure and therefore will test three independent targets. It is expected that up to ten wells will be drilled on Block S-1 during 2006. In addition, the partners have approved a new 610 km2 3-D seismic acquisition program on the south/east part of the Block. It is expected the seismic program will commence in July.

Block 32, Republic of Yemen (13.81087% working interest)

The partnership has approved the development of the recently discovered Godah field. The operator plans to install a temporary early production system and to commence production during the fourth quarter of 2006 at initial rates of 2,000 to 4,000 Bopd (275 to 550 Bopd to TransGlobe). In addition the partnership has approved the construction of the permanent facilities required to develop the Godah field. The development consists of a 14 mile (23 km) 10 inch pipeline to the Tasour CPF and expansion of the Tasour CPF to process the Godah oil. The pipeline and expanded Tasour facilities could be operational by mid 2007.

A two well drilling program is scheduled to commence in late June. The first well will be Tasour #22, a Qishn/Sarr test, offsetting the Tasour #21 Qishn oil well which was drilled in April, 2006. The second well will be the Godah #3 appraisal well targeting the Qishn formation. In addition, an exploration well is planned to be drilled at Tasour #23 in August. Tasour #23 is targeting a fractured basement prospect south of the Tasour field.

Continued

Block 72, Republic of Yemen (33% working interest)

The 255 km of new 2-D seismic data acquired at the end of 2005 is being processed, along with 500 km of existing 2-D seismic data. Interpretation and mapping is expected to be completed during the summer of 2006. A two well exploration program is scheduled to commence drilling in the fourth quarter of 2006.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

The 800 km of 2-D seismic data acquired during the first quarter of 2006 is being processed. It is expected that the new data will be available for interpretation and mapping by the end June. TransGlobe is preparing for a two well exploration drilling program to commence in late 2006. Production casing, wellheads and other long lead items have been ordered with deliveries scheduled for early in the fourth quarter. It is expected that the availability of a suitable drilling rig will determine when drilling commences.

The Company has exceeded the Period One work commitments of $2.0 million and elected to proceed with the next three year exploration period starting on July 18, 2006. There is a mandatory relinquishment of 25% of the Block at the end of Period One which will reduce the concession to approximately 5.5 million acres.

Canada

Subsequent to spring breakup, the Company has drilled four wells resulting in two gas and two potential oil wells. The wells were drilled in the Nevis, Morningside and Twining areas. Currently the Company is drilling wells at Nevis and Thorsby. It is expected that an additional three to four wells will be drilled by the end of the quarter, primarily in the Nevis area. In addition, the Company has filed applications to drill four coalbed methane (“CBM”) wells per section in the Nevis area. It is expected that the Nevis CBM drilling program (10-12 wells) will commence in the third quarter.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G Clarkson	Executive Offices:
President & CEO	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com